Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended March 31, 2019

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the period ended March 31, 2019

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the period ended March 31,

($ millions, except per share amounts)

		Three Months Ended
	Notes	2019	2018

Revenues	1
Gross Sales		5,195	4,703
Less: Royalties		191	93
		5,004	4,610
Expenses	1
Purchased Product		2,109	1,829
Transportation and Blending		1,159	1,514
Operating		515	642
(Gain) Loss on Risk Management	22	217	330
Depreciation, Depletion and Amortization	6,11,12	566	635
Exploration Expense	6,10	5	2
General and Administrative		72	120
Onerous Contract Provisions	16	(1)	59
Finance Costs	4	124	150
Interest Income		(2)	(3)
Foreign Exchange (Gain) Loss, Net	5	(198)	277
Re-measurement of Contingent Payment	15	263	117
Research Costs		4	12
(Gain) Loss on Divestiture of Assets		5	-
Other (Income) Loss, Net		9	(2)
Earnings (Loss) From Continuing Operations Before Income Tax		157	(1,072)
Income Tax Expense (Recovery)	8	47	(158)
Net Earnings (Loss) From Continuing Operations		110	(914)
Net Earnings (Loss) From Discontinued Operations	7	-	260
Net Earnings (Loss)		110	(654)

Basic and Diluted Earnings (Loss) Per Share ($)	9
Continuing Operations		0.09	(0.74)
Discontinued Operations		-	0.21
Net Earnings (Loss) Per Share		0.09	(0.53)

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the period ended March 31,

($ millions)

		Three Months Ended
	Notes	2019	2018

Net Earnings (Loss)		110	(654)
Other Comprehensive Income (Loss), Net of Tax	20
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		2	(7)
Items That May be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(102)	120
Total Other Comprehensive Income (Loss), Net of Tax		(100)	113
Comprehensive Income (Loss)		10	(541)

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	4

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

	Notes	March 31, 2019	December 31, 2018

Assets
Current Assets
Cash and Cash Equivalents		244	781
Accounts Receivable and Accrued Revenues		1,673	1,238
Income Tax Receivable		79	-
Inventories		1,381	1,013
Risk Management	22,23	1	163
Total Current Assets		3,378	3,195
Exploration and Evaluation Assets	1,10	792	785
Property, Plant and Equipment, Net	1,11	28,606	28,698
Right-of-Use Assets, Net	1,12	869	-
Income Tax Receivable		-	160
Other Assets		76	64
Goodwill		2,272	2,272
Total Assets		35,993	35,174

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		1,998	1,833
Current Portion of Long-Term Debt	13	668	682
Current Portion of Lease Liabilities	14	130	-
Contingent Payment	15	163	15
Onerous Contract Provisions	16	15	50
Income Tax Payable		17	17
Risk Management	22,23	79	3
Total Current Liabilities		3,070	2,600
Long-Term Debt	13	7,715	8,482
Lease Liabilities	14	1,337	-
Contingent Payment	15	207	117
Onerous Contract Provisions	16	60	613
Decommissioning Liabilities	17	1,112	875
Other Liabilities	18	180	158
Deferred Income Taxes		4,893	4,861
Total Liabilities		18,574	17,706
Shareholders’ Equity		17,419	17,468
Total Liabilities and Shareholders’ Equity		35,993	35,174

Commitments and Contingencies	25

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 19)			(Note 20)

As at December 31, 2017	11,040	4,361	3,937	643	19,981
Net Earnings (Loss)	-	-	(654)	-	(654)
Other Comprehensive Income (Loss)	-	-	-	113	113
Total Comprehensive Income (Loss)	-	-	(654)	113	(541)
Stock-Based Compensation Expense	-	1	-	-	1
Dividends on Common Shares	-	-	(60)	-	(60)
As at March 31, 2018	11,040	4,362	3,223	756	19,381

As at December 31, 2018	11,040	4,367	1,023	1,038	17,468
Net Earnings (Loss)	-	-	110	-	110
Other Comprehensive Income (Loss)	-	-	-	(100)	(100)
Total Comprehensive Income (Loss)	-	-	110	(100)	10
Stock-Based Compensation Expense	-	2	-	-	2
Dividends on Common Shares	-	-	(61)	-	(61)
As at March 31, 2019	11,040	4,369	1,072	938	17,419

(1)	Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the period ended March 31,

($ millions)

		Three Months Ended
	Notes	2019	2018

Operating Activities
Net Earnings (Loss)		110	(654)
Depreciation, Depletion and Amortization	6,11,12	566	635
Exploration Expense	6,10	5	2
Deferred Income Taxes	8	41	(8)
Unrealized (Gain) Loss on Risk Management	22	236	(139)
Unrealized Foreign Exchange (Gain) Loss	5	(229)	282
Re-measurement of Contingent Payment	15	263	117
(Gain) Loss on Discontinuance	7	-	(344)
(Gain) Loss on Divestiture of Assets		5	-
Unwinding of Discount on Decommissioning Liabilities	4,17	14	16
Onerous Contract Provisions, Net of Cash Paid	16	(3)	56
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		28	(3)
Other		12	(1)
Net Change in Other Assets and Liabilities		(21)	(18)
Net Change in Non-Cash Working Capital		(591)	(64)
Cash From (Used in) Operating Activities		436	(123)

Investing Activities
Capital Expenditures – Exploration and Evaluation Assets	10	(11)	(8)
Capital Expenditures – Property, Plant and Equipment	11	(310)	(521)
Proceeds From Divestitures		-	453
Net Change in Investments and Other		(2)	6
Net Change in Non-Cash Working Capital		9	31
Cash From (Used in) Investing Activities		(314)	(39)

Net Cash Provided (Used) Before Financing Activities		122	(162)

Financing Activities	24
(Repayment) of Long-Term Debt		(558)	-
Net Issuance (Repayment) of Revolving Long-Term Debt		-	1
(Repayment) of Finance Lease Liabilities	14	(33)	-
Dividends Paid on Common Shares	9	(61)	(60)
Cash From (Used in) Financing Activities		(652)	(59)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(7)	16
Increase (Decrease) in Cash and Cash Equivalents		(537)	(205)
Cash and Cash Equivalents, Beginning of Period		781	610
Cash and Cash Equivalents, End of Period		244	405

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with marketing activities and refining operations in the United States (“U.S.”).

Cenovus is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company’s reportable segments are:

•

Oil Sands, which includes the development and production of bitumen in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development.

•

Deep Basin, which includes approximately 2.8 million net acres of land primarily in the Elmworth‑Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities.

•

Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

•

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

As at January 5, 2018, all of the Conventional segment assets were sold. Refer to Note 7 for more information.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

A) Results of Operations – Segment and Operational Information

	Oil Sands		Deep Basin		Refining and Marketing
For the three months ended March 31,	2019	2018	2019	2018	2019	2018
Revenues
Gross Sales	2,427	2,406	220	259	2,689	2,232
Less: Royalties	177	58	14	35	-	-
	2,250	2,348	206	224	2,689	2,232
Expenses
Purchased Product	-	-	-	-	2,163	1,957
Transportation and Blending	1,147	1,492	19	25	-	-
Operating	274	296	93	91	229	318
(Gain) Loss on Risk Management	(12)	454	-	9	(7)	5
Operating Margin	841	106	94	99	304	(48)
Depreciation, Depletion and Amortization	369	362	86	204	80	54
Exploration Expense	5	2	-	-	-	-
Segment Income (Loss)	467	(258)	8	(105)	224	(102)

			Corporate and Eliminations		Consolidated
For the three months ended March 31,			2019	2018	2019	2018
Revenues
Gross Sales			(141)	(194)	5,195	4,703
Less: Royalties			-	-	191	93
			(141)	(194)	5,004	4,610
Expenses
Purchased Product			(54)	(128)	2,109	1,829
Transportation and Blending			(7)	(3)	1,159	1,514
Operating			(81)	(63)	515	642
(Gain) Loss on Risk Management			236	(138)	217	330
Depreciation, Depletion and Amortization			31	15	566	635
Exploration Expense			-	-	5	2
Segment Income (Loss)			(266)	123	433	(342)
General and Administrative			72	120	72	120
Onerous Contract Provisions			(1)	59	(1)	59
Finance Costs			124	150	124	150
Interest Income			(2)	(3)	(2)	(3)
Foreign Exchange (Gain) Loss, Net			(198)	277	(198)	277
Re-measurement of Contingent Payment			263	117	263	117
Research Costs			4	12	4	12
(Gain) Loss on Divestiture of Assets			5	-	5	-
Other (Income) Loss, Net			9	(2)	9	(2)
			276	730	276	730
Earnings (Loss) From Continuing Operations Before Income Tax					157	(1,072)
Income Tax Expense (Recovery)					47	(158)
Net Earnings (Loss) From Continuing Operations					110	(914)

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

B) Revenues by Product

	Three Months Ended
For the period ended March 31,	2019	2018
Upstream
Crude Oil	2,268	2,379
Natural Gas	115	105
NGLs	54	74
Other	19	14
Refined Product	1,837	1,763
Market Optimization	852	469
Corporate and Eliminations	(141)	(194)
Revenues From Continuing Operations	5,004	4,610

C) Geographical Information

	Revenues
	Three Months Ended
For the period ended March 31,	2019	2018
Canada	3,149	2,847
United States	1,855	1,763
Consolidated	5,004	4,610

	Non-Current Assets (1)
As at	March 31, 2019	December 31, 2018
Canada	28,376	27,644
United States	4,239	4,175
Consolidated	32,615	31,819
(1)	Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, other assets and goodwill.

D) Exploration and Evaluation Assets, Property, Plant and Equipment, Right-of-Use Assets, Goodwill and Total Assets

	E&E Assets		PP&E		ROU Assets
As at	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Oil Sands	645	639	21,563	21,646	245	-
Deep Basin	147	146	2,556	2,482	1	-
Refining and Marketing	-	-	4,189	4,284	104	-
Corporate and Eliminations	-	-	298	286	519	-
Consolidated	792	785	28,606	28,698	869	-

	Goodwill		Total Assets
As at	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Oil Sands	2,272	2,272	26,327	25,373
Deep Basin	-	-	2,834	2,742
Conventional (Discontinued Operations)	-	-	11	14
Refining and Marketing	-	-	5,559	5,621
Corporate and Eliminations	-	-	1,262	1,424
Consolidated	2,272	2,272	35,993	35,174

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

E) Capital Expenditures (1)

	Three Months Ended
For the period ended March 31,	2019	2018
Capital Investment
Oil Sands	214	318
Deep Basin	14	145
Conventional	-	2
Refining and Marketing	55	53
Corporate and Eliminations	34	6
	317	524
Acquisition Capital
Deep Basin	2	5
Refining and Marketing	4	-
Total Capital Expenditures	323	529
(1)	Includes expenditures on PP&E and E&E assets.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2018, except as identified in Note 3 and for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the period ended December 31, 2018. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Audit Committee effective April 23, 2019.

3. CHANGES IN ACCOUNTING POLICIES

A) Adoption of IFRS 16, “Leases”

Effective January 1, 2019, the Company adopted IFRS 16, “Leases” (“IFRS 16”). The Company has applied the new standard using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively. Therefore, the comparative information in the Company’s consolidated balance sheet, consolidated statements of earnings, other comprehensive income, shareholders’ equity and cash flows have not been restated.

On adoption, Management elected to use the following practical expedients permitted under the standard:

•	Apply a single discount rate to a portfolio of leases with similar characteristics;
•	Account for leases with a remaining term of less than twelve months as at January 1, 2019 as short-term leases;
•	Account for lease payments as an expense and not recognize a ROU asset if the underlying asset is of a low dollar value (less than US$5 thousand);
•	The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease;
•	Account for lease and non-lease components as a single lease component for lease liabilities related to storage tanks; and
•

Use the Company’s previous assessment under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) for onerous contracts instead of reassessing the ROU assets for impairment on January 1, 2019.

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

The impacts of the adoption of IFRS 16 as at January 1, 2019 are as follows:

	Notes	As Reported at December 31, 2018	Adjustments	Balance on Adoption as at January 1, 2019
Assets
Accounts Receivable and Accrued Revenues	iv	1,238	2	1,240
Property, Plant and Equipment, Net	v	28,698	(3)	28,695
Right-of-Use Assets, Net	ii	-	1,491
	iii	-	(585)
	iv	-	(16)
	v	-	3	893
Other Assets	iv	64	14	78

Liabilities and Shareholders' Equity
Current Portion of Lease Liabilities	i	-	(128)	(128)
Current Portion of Onerous Contract Provisions	iii	(50)	37	(13)
Non-Current Lease Liabilities	i	-	(1,363)
	v	-	(3)	(1,366)
Non-Current Onerous Contract Provisions	iii	(613)	548	(65)
Other Liabilities	v	(158)	3	(155)
Total		29,179	-	29,179

Notes:

i) Lease Liabilities

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17, “Leases” (“IAS 17”). Under the principles of the new standard these leases have been measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rates at January 1, 2019. Incremental borrowing rates as at January 1, 2019 range from 4.0 percent to 5.7 percent. Leases with a remaining term of less than twelve months and low-value leases were excluded. Total lease liabilities of $1.5 billion were recorded as at January 1, 2019, of which $128 million is the current portion.

ii) ROU Assets

The associated ROU assets were measured at the amount equal to the lease liability on January 1, 2019 less any amount previously recognized under IAS 37 for onerous contract provisions with no impact on retained earnings.

iii) Onerous Contract Provisions

On initial adoption, Management has applied the practical expedient to use the Company’s previous assessment under IAS 37 for onerous contracts. This resulted in a reduction of $585 million to the December 31, 2018 onerous contract provisions.

iv) Sublease Contracts

On transition, the Company reassessed the classification of its sublease contracts previously classified as operating leases under IAS 17. The Company concluded certain of these subleases were finance leases under IFRS 16 and as a result a $16 million net investment in finance leases was recognized on adoption of IFRS 16, of which, the current portion is $2 million.

v) Reclassify Previously Recognized Finance Leases

Leases accounted for as finance leases under IAS 17 was reclassified to ROU assets and lease liabilities from property, plant and equipment and other liabilities, respectively.

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

vi) Reconciliation of Commitments to Lease Liability

The following table provides a reconciliation of the commitments as at December 31, 2018 to the Company’s lease liabilities as at January 1, 2019:

Total
Transportation and Storage	23,341
Real Estate	1,831
Capital Commitments	24
Other Long-Term Commitments	490
Commitments as at December 31, 2018	25,686

Less:
Non-Lease Components	(1,143)
Agreements that do not Contain a Lease	(22,811)
Lease Agreements with Assets not yet Available for Use	(507)
Short-Term Leases	(8)

Add:
Provision Previously Recognized under IAS 37	1,064
Finance Lease Liabilities under IAS 17	4
Lease Liabilities Commitments as at December 31, 2018	2,285

Impact of Discounting	(791)
Lease Liability as at January 1, 2019	1,494

B) Update to Significant Accounting Policies

Leases

The Company applied IFRS 16 using the modified retrospective approach; therefore, the comparative information provided continues to be accounted for in accordance with the Company’s previous accounting policy found in the annual Consolidated Financial Statements for the year ended December 31, 2018.

The following accounting policy is applicable from January 1, 2019:

The Company assesses whether a contract is a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. The Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of storage tanks, the Company has elected not to separate non-lease components.

As Lessee

Leases are recognized as a ROU asset and a corresponding lease liability at the date on which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, variable lease payments that are based on an index or a rate, amounts expected to be paid by the lessee under residual value guarantees, the exercise price of purchase options if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, less any lease incentives receivable. These payments are discounted using the Company’s incremental borrowing rate when the rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics.

Lease payments are allocated between the liability and finance costs. The finance cost is charged to net earnings over the lease term.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the amount expected to be payable under a residual value guarantee or if there is a change in the assessment of whether the Company will exercise a purchase, extension or termination option that is within the control of the Company.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in the consolidated statement of earnings if the carrying amount of the ROU asset has been reduced to zero.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or site on which it is located less any lease payments made at or before the commencement date.

The ROU asset is depreciated, on a straight-line basis, over the shorter of the estimated useful life of the asset or the lease term. The ROU asset may be adjusted for certain remeasurements of the lease liability and impairment losses.

Leases that have terms of less than twelve months or leases on which the underlying asset is of low value are recognized as an expense in the consolidated statement of earnings on a straight-line basis over the lease term.

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

A lease modification will be accounted for as a separate lease if the modification increases the scope of the lease and if the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope. For a modification that is not a separate lease or where the increase in consideration is not commensurate, at the effective date of the lease modification, the Company will remeasure the lease liability using the Company’s incremental borrowing rate, when the rate implicit to the lease is not readily available, with a corresponding adjustment to the ROU asset. A modification that decreases the scope of the lease will be accounted for by decreasing the carrying amount of the ROU asset, and recognizing a gain or loss in net earnings that reflects the proportionate decrease in scope.

As Lessor

As a lessor, the Company assesses at inception whether a lease is a finance or operating lease. Leases where the Company transfers substantially all of the risk and rewards incidental to ownership of the underlying asset are classified as financing leases. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. If substantially all the risks and rewards of ownership of an asset are not transferred the lease is classified as an operating lease. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as other income.

When the Company is an intermediate lessor, it accounts for its interest in the head lease and the sublease separately.  It assesses the lease classification of a sublease with reference to the ROU asset from the head lease not with reference to the underlying assets. If the head lease is a short-term lease to which the Company applies the exemption for lease accounting, the sublease is classified as an operating lease.

C) Critical Accounting Judgments and Estimate Uncertainty

Critical Judgments in Determining the Lease Term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment.

4. FINANCE COSTS

	Three Months Ended
For the period ended March 31,	2019	2018
Interest Expense – Short-Term Borrowings and Long-Term Debt	113	128
(Discount) on Redemption of Long-Term Debt (Note 13)	(32)	-
Interest Expense – Lease Liabilities (Note 14)	19	-
Unwinding of Discount on Decommissioning Liabilities (Note 17)	14	16
Other	10	6
	124	150

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
For the period ended March 31,	2019	2018
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(215)	267
Other	(14)	15
Unrealized Foreign Exchange (Gain) Loss	(229)	282
Realized Foreign Exchange (Gain) Loss	31	(5)
	(198)	277

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

6. IMPAIRMENT CHARGES AND REVERSALS

A) Cash-Generating Unit Impairments

2019 Upstream Impairments

As at March 31, 2019, there were no indicators of impairment.

2018 Upstream Impairments

As at March 31, 2018, there were indicators of impairment in the Company’s upstream assets due to a decline in forward commodity prices since the acquisition (the “Acquisition”) from ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”). The Company tested its upstream cash-generating units (“CGUs”) for impairment and the Company determined that the carrying amount of the Clearwater CGU exceeded its recoverable amount, resulting in an impairment loss of $100 million. The impairment was recorded as additional DD&A in the Deep Basin segment. Future cash flows for the CGU declined due to lower forward natural gas prices. As at March 31, 2018, the recoverable amount of the Clearwater CGU was estimated to be approximately $322 million.

Key Assumptions

The recoverable amounts of Cenovus’s upstream CGUs were determined based on fair value less costs of disposal or an evaluation of comparable asset transactions. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus’s independent qualified reserves evaluators (Level 3). Future cash flows were estimated using a two percent inflation rate and discounted using a rate between 10 percent and 15 percent.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at March 31, 2018, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	Remainder of 2018	2019	2020	2021	2022	Average Annual Increase Thereafter
WTI (US$/barrel) (1)	61.67	63.67	65.83	69.50	72.19	2.2%
WCS (C$/barrel) (2)	53.86	59.39	62.60	66.00	67.85	2.3%
Edmonton C5+ (C$/barrel)	78.43	78.91	79.42	82.72	84.74	2.2%
AECO (C$/Mcf) (3)	2.12	2.43	2.93	3.23	3.48	2.1%
(1)	West Texas Intermediate (“WTI”).
(2)	Western Canadian Select (“WCS”).
(3)	Alberta Energy Company (“AECO”) natural gas. Assumes gas heating value of one million British thermal units (“MMBtu”) per thousand cubic feet.

There were no goodwill impairments for the three months ended March 31, 2018.

B) Asset Impairment and Write-downs

Exploration and Evaluation Assets

For the three months ended March 31, 2019, $5 million of previously capitalized E&E costs were written off as the carrying value was not considered to be recoverable and recorded as exploration expense in the Oil Sands segment.

For the three months ended March 31, 2018, $2 million of previously capitalized E&E costs were written off as the carrying value was not considered to be recoverable and recorded as exploration expense in the Oil Sands segment.

Property, Plant and Equipment, Net

For the three months ended March 31, 2019, the Company recorded an impairment loss of $16 million in the Oil Sands segment related to a natural gas property that was written down to its recoverable amounts.

In addition, $8 million of leasehold improvements were written off. This impairment loss was recorded as additional DD&A in the Corporate and Eliminations segment.

For the three months ended March 31, 2018, the Company recorded an impairment loss of $7 million in the Oil Sands segment for information technology assets that were written down to their recoverable amounts.

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

7. DISCONTINUED OPERATIONS

A) Results of Discontinued Operations

In 2017, the Company announced its intention to divest of its Conventional segment. The Conventional segment included the Company’s heavy oil assets at Pelican Lake, the CO2 enhanced oil recovery project at Weyburn and conventional crude oil, NGLs and natural gas assets in the Suffield and Palliser areas in southern Alberta. The results of operations from the Conventional segment have been reported as a discontinued operation. With the exception of the Suffield assets, the Conventional assets were sold prior to December 31, 2017.

On January 5, 2018, the Company completed the sale of its Suffield crude oil and natural gas operations in southern Alberta for cash proceeds of $512 million, before closing adjustments. The agreement includes a deferred purchase price adjustment (“DPPA”) that could provide Cenovus with purchase price adjustments of up to $36 million if the average crude oil and natural gas prices meet certain thresholds over the two years following the close of the disposition.

The DPPA is a two year agreement that commenced on close. Under the purchase and sale agreement, Cenovus is entitled to receive cash for each month in which the average daily price of WTI is above US$55 per barrel or the price of Henry Hub natural gas is above US$3.50 per MMBtu. Monthly cash payments are capped at $375 thousand and $1.125 million for crude oil and natural gas, respectively. The DPPA will be accounted for as a financial option and fair valued at each reporting date. The fair value of the DPPA on the date of close was $7 million.

The following table presents the results of discontinued operations, including asset sales:

Three Months Ended
For the period ended March 31,	2018
Revenues
Gross Sales	16
Less: Royalties	(1)
17
Expenses
Transportation and Blending	1
Operating	5
Production and Mineral Taxes	(1)
Operating Margin	12
Earnings (Loss) From Discontinued Operations Before Income Tax	12
Deferred Tax Expense (Recovery)	3
After-tax Earnings (Loss) From Discontinued Operations	9
After-tax Gain (Loss) on Discontinuance (1)	251
Net Earnings (Loss) From Discontinued Operations	260
(1)	Net of $93 million deferred tax recovery in the three months ended March 31, 2018.

B) Cash Flows From Discontinued Operations

Cash flows from discontinued operations reported in the Consolidated Statement of Cash Flows are:

Three Months Ended
For the period ended March 31,	2018
Cash From (Used in) Operating Activities	11
Cash From (Used in) Investing Activities	451
Net Cash Flow	462

8. INCOME TAXES

The provision for income taxes is:

	Three Months Ended
For the period ended March 31,	2019	2018
Current Tax
Canada	4	(58)
United States	2	4
Total Current Tax Expense (Recovery)	6	(54)
Deferred Tax Expense (Recovery)	41	(104)
Tax Expense (Recovery) From Continuing Operations	47	(158)

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

9. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

	Three Months Ended
For the period ended March 31,	2019	2018
Earnings (Loss) From:
Continuing Operations	110	(914)
Discontinued Operations	-	260
Net Earnings (Loss)	110	(654)

Basic - Weighted Average Number of Shares (millions)	1,228.8	1,228.8
Dilutive Effect of Cenovus NSRs (1)	0.3	-
Diluted - Weighted Average Number of Shares	1,229.1	1,228.8

Basic and Diluted Earnings (Loss) Per Share From: ($)
Continuing Operations	0.09	(0.74)
Discontinued Operations	-	0.21
Net Earnings (Loss) Per Share	0.09	(0.53)
(1)	Net settlement rights (“NSRs”).

B) Dividends Per Share

For the three months ended March 31, 2019, the Company paid dividends of $61 million or $0.05 per share (three months ended March 31, 2018 – $60 million or $0.05 per share).

10. EXPLORATION AND EVALUATION ASSETS

Total
As at December 31, 2018	785
Additions	11
Exploration Expense (Note 6)	(5)
Change in Decommissioning Liabilities	4
Transfers to PP&E (Note 11)	(3)
As at March 31, 2019	792

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

11. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total
COST
As at January 1, 2019 (Note 3)	28,046	333	5,628	1,213	35,220
Additions	219	-	48	45	312
Transfers From E&E Assets (Note 10)	3	-	-	-	3
Change in Decommissioning Liabilities	226	-	5	2	233
Exchange Rate Movements and Other	(1)	-	(122)	-	(123)
Divestitures	(5)	-	-	-	(5)
As at March 31, 2019	28,488	333	5,559	1,260	35,640

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at January 1, 2019 (Note 3)	3,918	333	1,441	833	6,525
DD&A	420	-	72	16	508
Impairment Losses (Note 6)	16	-	-	8	24
Exchange Rate Movements and Other	15	-	(38)	-	(23)
Divestitures	-	-	-	-	-
As at March 31, 2019	4,369	333	1,475	857	7,034

CARRYING VALUE
As at January 1, 2019 (Note 3)	24,128	-	4,187	380	28,695
As at March 31, 2019	24,119	-	4,084	403	28,606
(1)	Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

12. RIGHT-OF-USE ASSETS, NET

	Real Estate	Railcars & Barges	Storage Assets (1)	Refining Equipment	Other	Total
COST
As at January 1, 2019 (Note 3)	517	63	292	13	9	894
Additions	10	2	-	-	1	13
Exchange Rate Movements	-	-	(3)	-	-	(3)
As at March 31, 2019	527	65	289	13	10	904

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at January 1, 2019 (Note 3)	-	-	-	1	-	1
DD&A	8	8	17	-	1	34
As at March 31, 2019	8	8	17	1	1	35

CARRYING VALUE
As at January 1, 2019 (Note 3)	517	63	292	12	9	893
As at March 31, 2019	519	57	272	12	9	869
(1)	Storage assets include caverns and tanks.

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

13. LONG-TERM DEBT AND CAPITAL STRUCTURE

As at	Notes	March 31, 2019	December 31, 2018
Revolving Term Debt (1)	A	-	-
U.S. Dollar Denominated Unsecured Notes (2)	B	8,453	9,241
Total Debt Principal		8,453	9,241
Debt Discounts and Transaction Costs		(70)	(77)
Long-Term Debt		8,383	9,164
Less: Current Portion		668	682
Long-Term Portion		7,715	8,482
(1)	Revolving term debt may include Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.
(2)	The US$ principal amount as at March 31, 2019 is US$6,325 million (December 31, 2018 – US$6,774 million).

A) Revolving Term Debt

Cenovus has in place a committed credit facility that consists of a $1.2 billion tranche and a $3.3 billion tranche with a maturity date of November 30, 2021 and November 30, 2022, respectively.

B) Unsecured Notes

In the first quarter of 2019, the Company paid US$419 million to repurchase a portion of its unsecured notes with a principal amount of US$449 million. A gain on the repurchase of C$32 million was recorded in finance costs. Subsequent to March 31, 2019, the Company repurchased a further US$66 million of its unsecured notes for cash of US$63 million (see Note 26).

As at March 31, 2019, the Company is in compliance with all of the terms of its debt agreements.

C) Capital Structure

Cenovus’s capital structure objectives remain unchanged from previous periods. Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”) and Net Debt to Capitalization. These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times. At different points within the economic cycle, Cenovus expects this ratio may periodically be above the target. Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreement.

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

Net Debt to Adjusted EBITDA (1)

As at	March 31, 2019	December 31, 2018
Current Portion of Long-Term Debt	668	682
Long-Term Debt	7,715	8,482
Less: Cash and Cash Equivalents	(244)	(781)
Net Debt	8,139	8,383

Net Earnings (Loss)	(1,905)	(2,669)
Add (Deduct):
Finance Costs	602	628
Interest Income	(18)	(19)
Income Tax Expense (Recovery)	(811)	(920)
DD&A	2,062	2,131
E&E Write-Down	2,126	2,123
Unrealized (Gain) Loss on Risk Management	(874)	(1,249)
Foreign Exchange (Gain) Loss, Net	379	854
Re-measurement of Contingent Payment	196	50
(Gain) Loss on Discontinuance	43	(301)
(Gain) Loss on Divestitures of Assets	800	795
Other (Income) Loss, Net	(1)	(12)
Adjusted EBITDA (2)	2,599	1,411

Net Debt to Adjusted EBITDA	3.1x	5.9x
(1)	IFRS 16 was adopted January 1, 2019 using the modified retrospective approach; therefore, comparative information has not been restated.
(2)	Calculated on a trailing twelve-month basis. Includes discontinued operations.

Net Debt to Capitalization

As at	March 31, 2019	December 31, 2018
Net Debt	8,139	8,383
Shareholders’ Equity	17,419	17,468
	25,558	25,851
Net Debt to Capitalization	32%	32%

Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.

14. LEASE LIABILITIES

Total
As at January 1, 2019 (Note 3)	1,494
Additions	11
Interest Expense (Note 4)	19
Lease Payments	(52)
Foreign Currency Translation	(5)
As at March 31, 2019	1,467
Less: Current Portion	130
Long-Term Portion	1,337

The Company has lease liabilities for contracts related to office space, railcars, barges, storage tanks, caverns, drilling rigs and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Discount rates during the three months ended March 31, 2019 were between 4.0 percent and 4.9 percent, depending on the duration of the lease term.

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

For the three months ended March 31,	2019
Variable Lease Payments	5
Short-Term Lease Payments	3

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

The Company has included extension options in the calculation of finance lease liabilities, where the Company has the right to extend a lease term at its discretion and is more than likely to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

Undiscounted cash outflows relating to the lease liabilities are:

As at March 31, 2019	Total
Less than 1 Year	205
Years 2 and 3	347
Years 4 and 5	264
Thereafter	1,441
Total (1)	2,257
(1)	Includes principal and interest.

15. CONTINGENT PAYMENT

Total
As at December 31, 2018	132
Re-measurement (1)	263
Liabilities Settled or Payable	(25)
As at March 31, 2019	370
Less: Current Portion	163
Long-Term Portion	207
(1)	Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms. For the three months ended March 31, 2019, $25 million was payable under the agreement.

16. ONEROUS CONTRACT PROVISIONS

Total
As at January 1, 2019 (Note 3)	78
Liabilities Settled	(3)
Change in Assumptions	(4)
Change in Discount Rate	3
Unwinding of Discount on Onerous Contract Provisions	1
As at March 31, 2019	75
Less: Current Portion	15
Long-Term Portion	60

The provision for onerous contracts relates to the non-lease components of lease liabilities which include the operating costs and unreserved parking for office space in Calgary, Alberta. The provision represents the present value of the difference between the future payments that Cenovus is obligated to make under the non-cancellable contracts and the estimated sublease recoveries, discounted at the credit-adjusted risk-free rate of between 3.2 percent and 4.4 percent. The onerous contract provision is expected to be settled in periods up to and including the year 2040. The estimate may vary as a result of changes in the use of the leased office space and sublease arrangements, where applicable.

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

17. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal. The aggregate carrying amount of the obligation is:

Total
As at December 31, 2018	875
Liabilities Incurred	2
Liabilities Settled	(14)
Change in Discount Rate	235
Unwinding of Discount on Decommissioning Liabilities (Note 4)	14
As at March 31, 2019	1,112

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.3 percent as at March 31, 2019 (December 31, 2018 – 6.5 percent).

18. OTHER LIABILITIES

As at	March 31, 2019	January 1, 2019 (1)
Employee Long-Term Incentives	63	41
Pension and Other Post-Employment Benefit Plan	75	75
Other	42	39
	180	155

(1) See Note 3.

19. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	March 31, 2019		December 31, 2018
As at	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year and End of Period	1,228,790	11,040	1,228,790	11,040

As at March 31, 2019, ConocoPhillips continued to hold the 208 million common shares issued as partial consideration related to the Acquisition.

There were no preferred shares outstanding as at March 31, 2019 (December 31, 2018 – nil).

As at March 31, 2019, there were 25 million (December 31, 2018 – 23 million) common shares available for future issuance under the stock option plan.

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Foreign Currency Translation Adjustment	Private Equity Instruments	Total
As at December 31, 2017	(4)	633	14	643
Other Comprehensive Income (Loss), Before Tax	(10)	120	-	110
Income Tax	3	-	-	3
As at March 31, 2018	(11)	753	14	756

As at December 31, 2018	(7)	1,030	15	1,038
Other Comprehensive Income (Loss), Before Tax	2	(102)	-	(100)
Income Tax	-	-	-	-
As at March 31, 2019	(5)	928	15	938

21. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated NSRs, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). The following tables summarize information related to Cenovus’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at March 31, 2019	(thousands)	(thousands)
NSRs	32,512	23,167
PSUs	6,895	-
RSUs	9,797	-
DSUs	1,581	1,581

The weighted average exercise price of NSRs as at March 31, 2019 was $22.84.

	Units Granted	Units Vested and Paid Out
For the three months ended March 31, 2019	(thousands)	(thousands)
NSRs	3,744	-
PSUs	2,511	-
RSUs	2,489	(64)
DSUs	214	-

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended
For the period ended March 31,	2019	2018
NSRs	3	2
PSUs	(2)	(11)
RSUs	9	(1)
DSUs	5	1
Stock-Based Compensation Expense (Recovery)	15	(9)
Stock-Based Compensation Costs Capitalized	4	(2)
Total Stock-Based Compensation	19	(11)

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

22. FINANCIAL INSTRUMENTS

Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, private equity investments, long-term receivables, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at March 31, 2019, the carrying value of Cenovus’s debt was $8,383 million and the fair value was $8,480 million (December 31, 2018 carrying value – $9,164 million, fair value – $8,431 million).

Equity investments classified at fair value through other comprehensive income (“FVOCI”) comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. There were no changes in the fair value of the Company’s private equity instruments in the three months ended March 31, 2019.

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil swaps and options, as well as condensate, foreign exchange and interest rate swaps. Crude oil, condensate and, if entered, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	March 31, 2019			December 31, 2018
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil	1	79	(78)	156	2	154
Foreign Exchange	-	-	-	-	1	(1)
Interest Rate	-	-	-	7	-	7
Total Fair Value	1	79	(78)	163	3	160

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	March 31, 2019	December 31, 2018
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(78)	160

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to March 31:

2019
Fair Value of Contracts, Beginning of Year	160
Fair Value of Contracts Realized During the Period	(19)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	(217)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(2)
Fair Value of Contracts, End of Period	(78)

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.8 percent. Fair value of the contingent payment has been calculated by Cenovus’s internal valuation team which consists of individuals who are knowledgeable and have experience in fair value techniques. As at March 31, 2019, the fair value of the contingent payment was estimated to be $370 million.

As at March 31, 2019, average WCS forward pricing for the remaining term of the contingent payment is C$50.15 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rate options used to value the contingent payment were 24 percent and seven percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per bbl	(189)	150
WTI Option Volatility	± five percent	(74)	72
Canadian per U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	-	(15)

D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended
For the period ended March 31,	2019	2018
Realized (Gain) Loss (1)	(19)	469
Unrealized (Gain) Loss (2)	236	(139)
(Gain) Loss on Risk Management From Continuing Operations	217	330
(1)	Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.
(2)	Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

23. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

To manage exposure to interest rate volatility, the Company entered into interest rate swap contracts related to expected future debt issuances. In the three months ended March 31, 2019, the Company unwound the remaining US$150 million of its interest rate swaps, resulting in a risk management loss of $1 million. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. There were notional foreign exchange contracts of US$30 million outstanding as at March 31, 2019.

As at March 31, 2019, approximately 94 percent of the Company’s accruals, joint operations, trade receivables and net investment in finance leases were investment grade, and over 99 percent were outstanding for less than 60 days. The average expected credit loss on the Company’s accruals, joint operations, trade receivables and net investment in finance leases were 0.4 percent as at March 31, 2019.

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

Net Fair Value of Risk Management Positions

As at March 31, 2019	Notional Volumes	Terms	Average Price	Fair Value Asset (Liability)
Crude Oil Contracts
WTI Collars	19,000 bbls/d	January – December 2019	US$50.00-US$62.08/bbl	(16)
Other Financial Positions (1)				(62)
Total Fair Value				(78)
(1)	Other financial positions are part of ongoing operations to market the Company's production. As at March 31, 2019, other financial positions consist of WCS, WTI and condensate instruments.

Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per bbl Applied to WTI and Condensate Hedges	(81)	77
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	9	(9)
Foreign Exchange (1)	± $0.05 U.S. per Canadian Dollar Foreign Exchange Rate	3	(3)
(1)	Applied to foreign exchange rate hedges.

24. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Long-Term Debt	Lease Liabilities
As at December 31, 2017	-	9,513	-
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Revolving Long-Term Debt	-	1	-
Dividends Paid	(60)	-	-
Non-Cash Changes:
Dividends Declared	60	-	-
Foreign Exchange (Gain) Loss	-	266	-
Finance Costs	-	1	-
As at March 31, 2018	-	9,781	-

As at January 1, 2019 (Note 3)	-	9,164	1,494
Changes From Financing Cash Flows:
Dividends Paid	(61)	-	-
Net Issuance (Repayment) of Long-Term Debt	-	(558)	-
Principal Repayment of Leases	-	-	(33)
Non-Cash Changes:
Dividends Declared	61	-	-
Foreign Exchange (Gain) Loss	-	(192)	(5)
Lease Additions	-	-	11
Finance Costs	-	(31)	-
As at March 31, 2019	-	8,383	1,467

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2019

25. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans.

As at March 31, 2019	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	747	1,036	1,269	1,433	1,514	16,665	22,664
Real Estate (2)	31	35	39	37	38	711	891
Capital Commitments	15	-	-	-	-	-	15
Other Long-Term Commitments	101	44	27	27	25	122	346
Total Payments (3)	894	1,115	1,335	1,497	1,577	17,498	23,916
(1)	Includes transportation commitments of $13 billion (2018 – $14 billion) that are subject to regulatory approval or have been approved, but are not yet in service.
(2)	Relates to the non-lease components of lease liabilities which include the operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.
(3)	Contracts undertaken on behalf of WRB are reflected at Cenovus’s 50 percent interest.

On January 1, 2019, the Company adopted IFRS 16 which resulted in the recognition of lease liabilities related to operating leases on the balance sheet. These liabilities were previously reported as commitments. For a reconciliation of our commitments as at December 31, 2018 to our lease liabilities as at January 1, 2019, see Note 3.

As at March 31, 2019, total commitments were $23.9 billion, of which $22.7 billion were for various transportation and storage commitments. Transportation and storage commitments include future commitments relating to railcar and storage tank leases that have not yet commenced of US$261 million and $154 million, respectively. The railcar leases are expected to commence in 2019 with lease terms between five and ten years and the storage tank leases are expected to commence in 2019 with lease terms of ten years.

As at March 31, 2019, there were outstanding letters of credit aggregating $359 million issued as security for performance under certain contracts (December 31, 2018 – $336 million).

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at March 31, 2019, the estimated fair value of the contingent payment was $370 million (see Note 15).

26. SUBSEQUENT EVENT

Subsequent to March 31, 2019, the Company repurchased a further US$66 million of its unsecured notes for cash of US$63 million. The remaining principal amounts of the Company’s unsecured notes as at April 23, 2019 are:

As at April 23, 2019	US$ Principal Amount
5.70% due October 15, 2019	500
3.00% due August 15, 2022	500
3.80% due September 15, 2023	450
4.25% due April 15, 2027	962
5.25% due June 15, 2037	641
6.75% due November 15, 2039	1,400
4.45% due September 15, 2042	674
5.20% due September 15, 2043	300
5.40% due June 15, 2047	832
6,259

Cenovus Energy Inc. – Q1 2019 Interim Consolidated Financial Statements	27